Filed by Bleichroeder Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Bleichroeder Acquisition Corp. III

PROJ CALLISTO BCA INTERNAL COMMUNICATIONS CONTENT

☑ Employee Notification Meetings

Directors/Leadership Meeting and All Company Townhall

What’s happening

●	Hey everyone, this is a structured message and we won’t have a chance for Q+A, but we want to share with you as much info as we can in advance about an exciting update for our business.

●	First, I want to note that we’re sharing this info with you as our trusted team members before we announce the news publicly. As exciting as this development is, it is very important that you keep this information confidential and not share it with anyone else outside of the company prior to our public announcement or otherwise post about this message on social media.

●	Tomorrow morning, we will publicly announce that we have signed a business combination agreement and that Ursa Major is going to become a publicly traded company through a de-SPAC transaction.

●	Signing the business combination agreement is a huge step and, at the closing of the de-SPAC transaction—which we expect to occur in Q1 2027—we will merge with a SPAC (or Special Purpose Acquisition Company) backed by the management team of Inflection Point Asset Management, and the combined company becomes Ursa Major Technologies, Inc., trading on the Nasdaq stock exchange.

●	This transaction structure brings both capital and incentive alignment to our business at an attractive valuation.

○	Capital: we are raising a $350M PIPE and have the opportunity to retain up to an additional $345M in trust cash at the SPAC subject to redemptions, all at a $1.6B pre-money valuation.

○	Incentive Alignment: approximately $110M of the $350M PIPE funds at signing, of which Inflection Point itself is investing approximately $70M at signing.

●	The $350M in PIPE commitments will help fund our business plan and allow us to move forward with the needed hiring and capital investments to meet our goals.

●	To help put this capital infusion into perspective, our entire history of our business has run on $380M in capital. This milestone investment helps to secure our future as we aim to become cash-flow positive.

●	This also means there is a liquidity event for employees on the horizon, and more information about what this will mean for your company stock options will be forthcoming in the following months.

●	In all, this is a remarkable opportunity for our company and is very different from some of the prior SPACs you may be familiar with.

●	We are excited to bring on a key long-term strategic partner, Inflection Point, who is a SPAC sponsor with a dedicated track record of success in our industry, having previously taken companies such as Intuitive Machines and USA Rare Earth public.

●	We announce tomorrow that this is our path forward, but we don’t actually go public until the transaction closes, which is currently expected in the first quarter of 2027. There’s a robust process with the SEC between here and there.

●	Just to re-emphasize in case there’s confusion -- Inflection Point is a capital partner and will join our board, not a majority owner who steps in and runs the place. Our leadership, our people, our name, our reporting structure are all carrying forward. We are excited to bring on a new capital partner with deep ties and experience in our industry.

URSA MAJOR TECHNOLOGIES INC. PROPRIETARY

Why we’re doing it

●	Proven Track Record: Because we’re ready. Eleven years of building, flying and producing. We’re not taking this step to prove ourselves; we already have. This is a company mature enough to become public on this timeline.

●	Capitalizes the Business: This gets capital in the door without another private raise. We need money to scale against demand that already exists.

●	Meet our Customer’s Needs: The demand signal is real and growing. We’d rather scale ahead of it than play catch up.

Why this is good for us

●	Being public helps to give added assurance to our customers that we’re credible, transparent and here for the long term.

●	Inflection Point demonstrated their commitment to Ursa Major’s success by providing the largest pre-funding investment they’ve ever done, at the highest valuation they’ve ever brought a company to market at.

●	This structure we’re pursuing with Inflection Point is fundamentally different from some of the de-SPAC transactions in the early 2020s. Inflection Point pursues deSPAC transactions with sizable PIPEs with portions of that being pre-funded at signing, so companies can put their head down and operate without worrying about redemptions or capital raising in the near term. They also invest their own capital into the company as part of the deal – driving incentive alignment.

What this means day to day

●	For most of you, this shouldn’t change your day to day. Designing, building and manufacturing, that’s the work that got us here and it’s the work that matters tomorrow.

●	What it does mean is that we step up our business maturity. Quarterly reporting, financial discipline, tighter program management, stronger corporate processes. Some of that will be visible to you over the coming months. This is the natural next step for a company at our stage.

●	We should also take pride in this. Eleven years of hard work is what made this possible. That’s worth recognizing.

●	Fresh capital also means more investment into our production footprint and helping to provide resources to our key products to help set them up to be successful for our end customer.

●	More hiring, faster investments in our production facilities, like our Galeton expansion, and less gating of those critical resources to meet our growth. We will still be very disciplined with our capital, but this should help us in striving to meet our ambitious goals.

Close: Again, this information cannot be shared outside the company until it is announced publicly tomorrow, and while I can’t take questions at this time, I will send out a Q+A and we will have more town halls and discussions to come.

URSA MAJOR TECHNOLOGIES INC. PROPRIETARY

☑ Employee Q+A [Internal Note – Must be Filed with the SEC]

Q: What is a SPAC?

A: A SPAC, or Special Purpose Acquisition Company, is a public shell company that raises money from investors, then merges with a private company to take it public. By taking this path, we have the opportunity to raise funds in something called the “PIPE”, or private investment in public equity, ahead of the public announcement to help give the company additional capital when the merger is consummated. This “PIPE” is where we’ve acquired commitments for $350M of investment, with approximately $110M available to the Company now at the time we sign the transactions, and the remaining available when we complete the transaction and go public, which is expected in Q1 2027. The result is the same outcome as a traditional IPO: our stock trades on a public exchange after closing. The path there is just different, and in our case, likely more accelerated than a traditional IPO process.

Q: Have other companies had real challenges going public via a de-SPAC?

A: Two things distinguish our deal and demonstrate confidence in our business—the quality of our counterparty and the capital commitments we secured. Inflection Point is a credible SPAC sponsor in our industry with a proven track record of success, including investments in Intuitive Machines and USA Rare Earth. They bring deals to market with sizable PIPE capital commitments, which will help Ursa Major put our head down and operate without worrying about the need to raise capital in the near term. Inflection Point is investing their own capital into the company as part of the deal – demonstrating their commitment to our success and driving incentive alignment.

Q: Who is Inflection Point?

A: Inflection Point Asset Management is the SPAC sponsor and is becoming an investor in our company through this transaction. Inflection Point is contributing their own investment capital into this deal, including in the “pre-funded” portion of the PIPE that the company will receive ahead of the rest of the PIPE investments that fund at close. They have a track record of staying involved with supporting the companies they take public after the transaction, not just cashing out after the lockup period expires. This is the largest pre-fund PIPE investment they’ve ever made, and they have a successful track record taking companies in our industry public through the de-SPAC process.

Q: Why a de-SPAC instead of another private funding round?

A: This offer from Inflection Point allowed us to bring in capital faster than the available options for a traditional financing raise, meaning that we can invest into the company now to help meet industry demand that already exists. We didn’t take this path because we needed to prove ourselves — we took it because we’ve already proven ourselves.

Q: What happens between signing the Business Combination Agreement and when the transaction closes?

A: We have a group of employees who are already leading the legal, financial, and other public company readiness initiatives across the organization. The reality is that this will be an uplift in maturity for the business, and our program management and corporate processes will evolve and strengthen in the coming months as we prepare to go public.

Q: Does going public change what Ursa Major actually does?

A: No. Nothing about our mission, our programs, or our roadmap changes because of this transaction. This helps to support the execution of our existing roadmap.

URSA MAJOR TECHNOLOGIES INC. PROPRIETARY

Q: Why now?

A: Because the demand signal for our technology is real and growing, and we need capital to scale ahead of it, not catch up to it after the fact. This move signals to our customers – both current and potential – that Ursa Major is worth investing in for the long term. We firmly believe that this will be perceived as a real positive development by our customers and the market more broadly.

Q: Does this mean we will be under more scrutiny as an organization?

A: Yes, becoming a public company means more public scrutiny and brings more significant regulatory obligations, including requirements around financial reporting, financial discipline, and more rigorous scrutiny around our external messaging. Our job as a company has always been to do the hard, unglamourous work of proving things work, again and again, because that’s how great technology is developed. This just means more transparency and more people will be watching us do it, and we’ll be working hard over the next several months to help ensure we’re ready for additional scrutiny.

Q: What does this mean for employee equity?

A: As a private company, the stock options that our employees may receive under our company’s equity incentive plan have been illiquid. Going public changes that, bringing our company stock to the public market. Additional details about what this means for your employee equity will be provided over the coming months.

Q: What should I say if a customer asks me about the Company’s plans for a de-SPAC?

A: Because of the increased public and regulatory scrutiny that comes with this type of transaction, it is important that messaging about the Company’s de-SPAC come directly from leadership. Please direct any customer questions to your executive leader.

Q: Is Ursa Major still the same company I joined?

A: Yes. The mission hasn’t changed, and we’re committed to continuing to evolve, but maintain, our culture. Going public is a milestone in a longer story, not a different one.

URSA MAJOR TECHNOLOGIES INC. PROPRIETARY

☑ All Company Email

Subject: We’re going public!

Highly-Confidential Company Communication – For Internal Use Only

Team,

As shared earlier today, tomorrow we will announce that Ursa Major plans to become a publicly traded company via merger through a de-SPAC transaction with Inflection Point Acquisition Corp., one of the most experienced and trusted SPAC sponsors in our industry.

This transaction is anticipated to bring $350M in capital into the business – including approximately $110M in the coming days following signing of a business combination agreement – and is the right path to help us scale in the near term. The transaction values Ursa Major at $1.6B pre-money, and $2.3B post-money, a significant step up from our last round at $600M in late 2025, representing the real value you have all put into this mission over the past year.

Today’s signing of a business combination agreement kicks off the process, but we will not be a public company until closing of the de-SPAC transaction, which is currently anticipated for the first quarter of 2027.

We didn’t build this company to chase a valuation; instead, we spent eleven years creating value by solving the hardest problems, starting with propulsion. This capital helps to scale what we’ve already proven is possible and allows us to be measured not only on our potential, but on our results.

Nothing about our mission changes as a result of today’s annoucement. What will change in the coming months is our business maturity; our business process discipline will grow to reflect what the public markets and associated regulatory requirements expect of us.

The Ursa Major leadership team is excited about this transaction, and we believe that this investment in our company will send a strong signal to our customers that we are ready to be trusted partners for the long haul. We are even more committed to ensuring that we maintain our Ursa Major culture of trust, respect, and pride in work than ever before.

None of this would be possible without you, and I sincerely thank you for your hard work and ongoing dedication to our company and mission.

Finally, we will be under strict regulatory requirements with respect to public communications about this transaction, so please keep in mind:

●	This information must remain internal to the Company until it is announced publicly tomorrow.

●	Even after tomorrow, it is important that our employees do make any public statements or comment on the transaction—including on social media. We encourage you to reshare Ursa Major’s public announcements on the transaction (which have been thoroughly vetted to ensure compliance with all requirements) without adding additional commentary outside of “pleased to announce” or “exciting news” to avoid any issues.

●	Please direct any customer or other external questions about the transaction to your executive leader.

If you have questions, please check out the Employee Q+A here [LINK] and know that we will continue to host town halls on the transaction over the coming months.

Thanks,

C Spag

URSA MAJOR TECHNOLOGIES INC. PROPRIETARY

Additional Information

In connection with the proposed business combination among Bleichroeder Acquisition Corp. III (which will be renamed “Inflection Point Mach X Bleichroeder Corp.” and which shall transfer by way of continuation out of the Cayman Islands and domesticate as a Delaware corporation prior to the closing of the Business Combination (as defined below)), a Cayman Islands exempted company (“Mach X”), Inflection Point Mach X Bleichroeder Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Mach X, and Ursa Major Technologies, Inc., a Delaware corporation (“Ursa Major”) (the “Business Combination”), Mach X intends to file a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of Mach X in connection with its solicitation of proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of Mach X and equityholders of Ursa Major in connection with the completion of the Business Combination. The Business Combination will be submitted to shareholders of Mach X for their consideration. After the Registration Statement is declared effective, Mach X will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Mach X will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of Mach X as of a record date to be established for voting on the Business Combination. Shareholders of Mach X will also be able to obtain copies of the proxy statement/prospectus without charge, once available, by directing a request to: Bleichroeder Acquisition Corp. III, 1345 Avenue of the Americas, Floor 47, New York, NY 10105.

Participants in the Solicitation

Mach X and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Mach X’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Mach X is contained in the final prospectus for Mach X’s initial public offering, filed with the SEC on July 7, 2026, which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Ursa Major, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Mach X’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

URSA MAJOR TECHNOLOGIES INC. PROPRIETARY

Forward-Looking Statements

This communication contains certain statements that are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination, the estimated or anticipated future results and benefits of Mach X following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination and the timing thereof, future opportunities for Mach X and Ursa Major, projected financial and operating results, the size of the missiles and munitions market; projected missile production; the competitive and regulatory landscape for Ursa Major’s products and services, and other statements that are not historical facts. These statements are based on the current expectations of the management of Mach X and/or Ursa Major and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Mach X and Ursa Major. These statements are subject to a number of risks and uncertainties regarding Ursa Major’s business and the Business Combination, and actual results may differ materially.

These risks and uncertainties include, but are not limited to: general economic, political and business conditions; changes in applicable laws or regulations; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the risk that the Business Combination may not be completed by Mach X’s initial business combination deadline; the number of redemption requests made by shareholders of Mach X in connection with the Business Combination, which may reduce the public float of, reduce the liquidity of the trading market of, and/or affect the ability to maintain the quotation, listing or trading of the securities of Mach X to be listed in connection with the Business Combination; the outcome of any legal proceedings that may be instituted against Mach X, Ursa Major, the combined company or others following the announcement of the Business Combination; the risk that the approval of the shareholders of Mach X for the Business Combination is not obtained; the inability to complete the Business Combination due to the failure to obtain financing to complete the Business Combination or to satisfy the minimum cash or other conditions to closing; the failure to obtain the approval of Mach X’s shareholders of the issuance of the shares of common stock of Mach X, the Series A Preferred Stock and the Series A Investor Warrants issuable in connection with the Business Combination, as required by Nasdaq Listing Rule 5635; the failure to obtain the requisite approval of the stockholders of Ursa Major, whether by written consent or at a meeting of stockholders; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the possibility that Ursa Major or the combined company may be adversely affected by other economic, business and/or competitive factors; unsatisfactory performance of Ursa Major’s hypersonic systems, solid rocket motors and in-space mobility solutions, or security incidents at Ursa Major’s facilities; failure of the market for missiles and munitions to achieve the growth potential Ursa Major expects; any delayed flight tests, test failures, and significant increases in the costs related to manufacturing and testing of hypersonic systems and solid rocket motors; the handling, production and disposition of potentially explosive and ignitable energetic materials and other dangerous chemicals in Ursa Major’s operations; failure of Ursa Major’s products to operate in the expected manner or defects in its products or solutions; counterparty risks on contracts entered into with Ursa Major’s customers and failure of Ursa Major’s prime contractors to maintain their relationships with their counterparties and fulfill their contractual obligations; failure to successfully defend against protests from other bidders for government contracts; changes in the funding levels of various governmental entities with which Ursa Major does business; the risk that the Business Combination disrupts current plans and operations of Ursa Major as a result of the announcement and consummation of the Business Combination; the risks related to the rollout of the business of Ursa Major and the timing of expected business milestones; the effects of competition on Ursa Major’s business; the ability of Mach X to execute its growth strategy, manage growth profitably, maintain relationships with customers and suppliers and retain its key employees; the ability of Mach X to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; costs related to the Business Combination and as a result of becoming a public company; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive.

URSA MAJOR TECHNOLOGIES INC. PROPRIETARY

You should also carefully consider the risks and uncertainties described in the “Risk Factors” section of the final prospectus for Mach X’s initial public offering, in the Registration Statement when available and in the other documents filed or to be filed by Mach X with the SEC. There may be additional risks that Mach X and Ursa Major presently do not know or that Mach X and Ursa Major currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Mach X’s and Ursa Major’s expectations, plans or forecasts of future events and views as of the date of this communication. Mach X and Ursa Major anticipate that subsequent events and developments will cause their assessments to change. However, while Mach X and Ursa Major may elect to update these forward-looking statements in the future, Mach X and Ursa Major specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Mach X’s or Ursa Major’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.

URSA MAJOR TECHNOLOGIES INC. PROPRIETARY